UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CTI GROUP (HOLDINGS) INC.

(Name of Subject Company)

CTI GROUP (HOLDINGS) INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

CUSIP 126431 10 5

(CUSIP Number of Class of Securities)

Manfred Hanuschek

Chief Executive Officer and President

CTI Group (Holdings) Inc.

333 North Alabama Street, Suite 240

Indianapolis, Indiana 46204

(317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chad J. Rubin

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I — Opinion of Cherry Tree & Associates, LLC

Annex II — Section 262 of the Delaware General Corporation Law

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Item 1. Subject Company Information

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes hereto, this “Schedule 14D-9”) relates is CTI Group (Holdings) Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 333 North Alabama Street, Suite 240, Indianapolis, Indiana 46204 and its telephone number is (317) 262-4666.

(b) Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A common stock, par value $0.01 per share (“Shares”). As of the close of business on October 11, 2015, there were 47,166,666 Shares authorized, of which 29,880,261 Shares were issued and outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address

The name, business address and business telephone number of the Company, which is the subject company filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b) Tender Offer

This Schedule 14D-9 relates to the tender offer by New Acquisitions Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a purchase price of $0.61 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented, the “Schedule TO”) filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2015.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 18, 2015, among the Company, Parent and Purchaser (as it may be amended in accordance with its terms, the “Merger Agreement”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a direct or indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). In the event Parent and Purchaser acquire at least 90% of the outstanding Shares (the “Short-Form Threshold”), including through exercise of the Top-Up Option (as defined in “Item 8 Additional Information — Top-Up Option”), the Merger may be effected as a “short-form” merger under and in accordance with Section 253 of the DGCL without a

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meeting or written consent of the Company’s stockholders to approve the adoption of the Merger Agreement. At the effective time of the Merger (the “Effective Time”), each outstanding Share (except for Shares owned directly or indirectly by Parent or the Company or their respective subsidiaries (including Purchaser) and except for Shares as to which appraisal rights have been perfected in accordance with Section 262 of the DGCL) will be canceled and converted into the right to receive an amount per Share equal to the Offer Price paid in the Offer, less any applicable withholding taxes. The Offer and the Merger are subject to the satisfaction or waiver of certain conditions described in Section 15 “Conditions to the Offer” and Section 11 “The Merger Agreement; Other Agreements” in the Offer to Purchase.

The Offer is initially scheduled to expire at 9:00 a.m., New York City time, on December 4, 2015, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC and/or applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of Purchaser and Parent is 80 Tiverton Court, Suite 800, Markham, Ontario, Canada L3R 0G4 and the telephone number is (905) 946-3200.

Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.ctigroup.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its any of its affiliates, on the one hand, and, on the other hand, (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements on behalf of the Company with Parent.

Confidentiality and Non-Disclosure Agreement

In connection with Parent’s evaluation of the potential business combination that resulted in the Offer, Parent and Cherry Tree & Associates, LLC (“Cherry Tree”), the Company’s financial advisor, on behalf of the Company, entered into a confidentiality and non-disclosure agreement on May 29, 2015 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Parent agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the Company would be kept confidential and be used only for purposes of evaluating a possible transaction generally for a period of one year from the date of the Confidentiality Agreement. Parent agreed that it would only disclose the confidential information to a limited number of its representatives on a strict, need-to-know basis only, or as may be required by law. Parent also agreed that it will ensure that its representatives who receive such information will be specifically informed of the confidential nature of the information and agree to be bound by and conduct their investigation in accordance with the terms and conditions of the Confidentiality Agreement. Under the Confidentiality Agreement, Parent also agreed that it will not, directly or indirectly, without the written consent of the Company, for a period of one year from the date of the Confidentiality Agreement, solicit or employ any employees of the Company with whom Parent or any of its representatives had contact in connection with its consideration of the potential business combination.

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The Company is a third party beneficiary of the Confidentiality Agreement and has the right to enforce any or all of the terms and conditions set forth in the Confidentiality Agreement.

The summary of the Confidentiality Agreement above does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements between the Company, Parent and Purchaser.

Merger Agreement

On October 18, 2015, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 “The Merger Agreement; Other Agreements” and Section 15 “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Stockholders of the Company and other interested parties should read the Merger Agreement for a complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made as of specific dates and serve as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or shareholders of Parent. Neither stockholders of the Company nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

(c) Arrangements among Parent, Purchaser, and Executive Officers, Directors, and Certain Stockholders of the Company.

Support Agreements

In connection with the execution of the Merger Agreement and as a condition to Parent’s and Purchaser’s willingness to proceed with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), on October 18, 2015, Parent and Purchaser entered into tender and support agreements (collectively, the “Support Agreements”) with Salah N. Osseiran, a member of the Company’s Board of Directors (the “Company Board”) and the Company’s largest stockholder, Nathan Habegger, the Company’s Chief Financial Officer, and the remaining members of the Company Board: Michael J. Reinarts, John Birbeck, Bengt Dahl, Thomas W. Grein, Siddhartha S. Rao (each a “Support Agreement Stockholder”). Information about these Support Agreements is included under “Item 4. The Solicitation or Recommendation — (c) Intent to Tender” and such information is incorporated herein by reference.

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(d) Arrangements between the Company and its Executive Officers and Directors.

Certain of the Company’s executive officers and directors have financial interests in the Transactions, that are different from, or in addition to, the interests of holders of Shares generally. Additionally, the Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — (b) Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation” and such information is incorporated herein by reference.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Information Regarding Golden Parachute Compensation” and such information is incorporated herein by reference.

The Company is a party to the following agreements with its executive officers: (i) the employment agreement, dated as of June 1, 2015, by and between the Company and Manfred Hanuschek (the “Hanuschek Employment Agreement”), and (ii) an oral arrangement with Nathan Habegger.

Manfred Hanuschek

On June 1, 2015, the Company entered into the Hanuschek Employment Agreement with Manfred Hanuschek, which amended and restated the employment agreement, dated May 30, 2000, as amended on January 18, 2002, between the Company and Mr. Hanuschek.

Pursuant to the Hanuschek Employment Agreement, Mr. Hanuschek will serve as the Company’s President and Chief Executive Officer.

The initial term of the Hanuschek Employment Agreement is one year and, thereafter, the term will automatically renew for successive one year periods unless the Company provides written notice of termination to Mr. Hanuschek at least nine months prior to the end of the then current term. In the event that the Company so elects to not renew the Hanuschek Employment Agreement, Mr. Hanuschek is entitled to the following (collectively, the “Hanuschek Severance Payment”): (i) an amount equal to his then current annual salary; (ii) at Mr. Hanuschek’s election, either (A) a lump sum cash stipend equal to the cost of group medical, optical and dental benefits for a twelve-month period or (B) the Company paid continuation coverage requirements of the Consolidated Budget Reconciliation Act of 1985, as amended (“COBRA”); and (iii) a lump sum payment of $45,000. The payment of the Hanuschek Severance Payment is subject to Mr. Hanuschek’s execution of a general release.

In the event of a Change of Control (as defined below) at any time during the term of the Hanuschek Employment Agreement, the Company or Mr. Hanuschek is entitled to terminate the Hanuschek Employment Agreement by providing notice of such termination to the other party within 60 days following such Change of Control, provided that neither the Company nor Mr. Hanuschek may terminate Mr. Hanuschek’s employment prior to 60 days following such Change of Control. In the event Mr. Hanuschek’s employment is so terminated following a Change of Control, Mr. Hanuschek is entitled to the Hanuschek Severance Payment. For purposes of the Hanuschek Employment Agreement, the term “Change of Control” means a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not Company is then subject to such reporting requirement; provided that, without limitation, such a Change of Control shall be deemed

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to have occurred if (1) any “person” (as such term is used in Sections 13 (d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Company representing 50% for more of the combined voting power of Company’s then outstanding securities; (2) during any period of two consecutive years during the term of the Hanuschek Agreement, individuals who at the beginning of such period constitute the Company Board and any new director, whose election by the Company Board or nomination for election by the Company’s stockholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (3) a material part of the business of the Company for which Mr. Hanuschek’s services are principally performed is disposed of or loss of control by the Company pursuant to a partial or complete liquidation or bankruptcy of the Company, a sale of assets (including stock of a subsidiary) of the Company, or otherwise.

Under the Hanuschek Employment Agreement, the Company will pay to Mr. Hanuschek a base salary of not less than $362,600 per year (the “Hanuschek Base Salary”), subject to annual merit increases in accordance and consistent with the Company’s policy. Pursuant to the Hanuschek Employment Agreement, the Hanuschek Base Salary will be reviewed by the Company annually.

During the term of the Hanuschek Employment Agreement, Mr. Hanuschek is entitled to participate and will be included in any savings, 401(k), pension, profit-sharing, group medical, group disability or similar plan adopted by the Company, existing or which the Company may adopt, to the extent that he is eligible under the general provisions thereof.

In addition to the Hanuschek Base Salary, per the Hanuschek Employment Agreement, Mr. Hanuschek may also receive cash bonuses on such terms, at such times and in such amounts as the Company Board may determine, in its sole discretion. Further, Mr. Hanuschek is entitled to participate in any employee stock option plan adopted by the Company for the benefit of employees of the Company and its subsidiaries.

Mr. Hanuschek’s employment with the Company and all of Mr. Hanuschek’s rights to compensation and benefits under the Hanuschek Employment Agreement automatically terminate upon his death, except that Mr. Hanuschek’s heirs, personal representatives or estate are entitled to any unpaid portion of the Hanuschek Base Salary, Mr. Hanuschek’s earned but unpaid bonus, if any, and accrued benefits up to the date of termination and will also be entitled to reimbursement for any business expenses properly incurred by Mr. Hanuschek. Per the Hanuschek Employment Agreement, the Company will also provide to Mr. Hanuschek’s surviving family continuation of coverage for group medical, eye and dental benefits for a twelve-month period following Mr. Hanuschek’s death, pursuant to requirements of COBRA.

Additionally, under the Hanuschek Employment Agreement, if Mr. Hanuschek becomes disabled, Mr. Hanuschek will continue to receive all of his compensation and benefits for a period of twelve months. Any amounts so due to Mr. Hanuschek will be reduced, dollar-for-dollar, by any amounts received by Mr. Hanuschek under any of the Company’s disability insurance policy or plan. If Mr. Hanuschek’s disability continues for more than six months or for periods aggregating more than six months during any twelve month period, the Company will have the right to immediately terminate Mr. Hanuschek’s employment, and Mr. Hanuschek will be entitled to the unpaid portion of the Hanuschek Base Salary and to any Hanuschek Base Salary and benefits which are to be continued or paid after the date of termination. Mr. Hanuschek will be entitled to continue to participate in the Company’s group long-term

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and short-term disability plans and will be provided benefits in alignment with the level of benefits provided to all other employees.

At any time during the term of the Hanuschek Employment Agreement, the Company may terminate Mr. Hanuschek’s employment for Cause (as defined below), effective immediately. For purposes of the Hanuschek Employment Agreement, the term “Cause” means a good faith determination, on a reasonable basis, by not less than two thirds of the Company Board that Mr. Hanuschek:

•	willfully failed to follow the lawful written directions of the Company Board provided to Mr. Hanuschek prior to such failure; provided that no termination for such Cause shall occur unless Mr. Hanuschek: (i) has been provided with notice, specifying such willful failure in reasonable detail, of the Company’s intention to terminate Mr. Hanuschek for Cause; and (ii) has failed to reasonably cure or correct such willful failure within thirty (30) days of receiving such notice;

•	engaged in gross misconduct which is materially detrimental to the Company; provided that no termination for such Cause shall occur unless Mr. Hanuschek: (i) has been provided with notice, specifying such gross misconduct in reasonable detail, of our intention to terminate Mr. Hanuschek for Cause; and (ii) has failed to cure or correct such gross misconduct within thirty (30) days of receiving such notice;

•	willfully failed to comply in any material respect with the Company’s confidentiality agreement, insider trading policy, or any of the Company’s other reasonable policies, in each case provided, or reasonably made available, to Mr. Hanuschek prior to such failure, where non-compliance would be materially detrimental to the Company; provided that no termination for such Cause shall occur unless Mr. Hanuschek: (i) has been provided with notice, specifying such willful failure in reasonable detail, of the Company’s intention to terminate Mr. Hanuschek for such Cause; and (ii) has failed to cure or correct such willful failure within thirty (30) days of receiving such notice; or

•	has been convicted of a felony (other than a felony arising from a violation of a motor vehicle law) or a crime involving moral turpitude, or it has been determined by a court that Mr. Hanuschek committed a fraud against the Company or a fraud against any other person or entity that is materially detrimental to the Company.

The Hanuschek Employment Agreement contains assignment of inventions and confidentiality provisions. Further, Mr. Hanuschek is subject to noncompetition and non-solicitation covenants during the term of the Hanuschek Employment Agreement and for a twelve-month period thereafter.

The summary of the Hanuschek Employment Agreement above does not purport to be complete and is qualified in its entirety by reference to the full text of the Hanuschek Employment Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Nathan Habegger

On June 1, 2015, the Company agreed, in connection with Nathan Habegger’s assuming the role as the Company’s Chief Financial Officer, to increase Mr. Habegger’s annual salary to $210,000, effective retroactively to January 1, 2015. Mr. Habegger does not currently have a written employment agreement with the Company.

Subsequent to the execution of the Merger Agreement, pursuant to a letter agreement, dated October 30, 2015, by and among the Company, Parent and Mr. Habegger (the “Letter Agreement”), subject to the consummation of the Offer, (i) Mr. Habegger agreed to resign from his position as Chief Financial

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Officer of the Company immediately following the Effective Time; (ii) Mr. Habegger agreed to provide transition services to Parent as an independent contractor for three (3) months following the Effective Time for a fee of $20,000 per month; and (iii) the Company agreed to pay to Mr. Habegger a one-time special cash bonus equal to $100,000 as compensation for services provided by Mr. Habegger in connection with the Transactions, including the transition services to be provided to Parent following the Effective Time.

The summary of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, a copy of which is filed as Exhibit (e)(21) to this Schedule 14D-9 and is incorporated herein by reference.

Treatment of Shares

The executive officers and directors of the Company who tender the Shares owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, or who hold Shares at the time of the closing of the Merger will receive the same cash consideration subject to the same terms and conditions as the other stockholders of the Company.

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of October 18, 2015, excluding Shares issuable upon the exercise of Stock Options (as defined below), and Warrants (as defined below), or upon the vesting of RSUs (as defined below) (whether or not such securities are exercisable or vest within 60 days of October 18, 2015), and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar (without taking into account any applicable tax withholdings), if all the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer. Based on the Shares held on October 18, 2015, directors and executive officers of the Company would be entitled to receive a payment of approximately $13,679,350 in the aggregate for all Shares held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares		Cash Consideration

John Birbeck	918,655		$560,380
Bengt Dahl	75,000		$45,750
Thomas W. Grein	0		$0
Nathan Habegger	12,358		$7,538
Manfred Hanuschek	146,372		$89,287
Salah N. Osseiran	18,182,655	(1)	$11,091,420
Siddhartha S. Rao	189,333	(2)	$115,493
Michael J. Reinarts	2,900,791		$1,769,483

(1) Represents 6,250 Shares held directly by Mr. Osseiran, a member of the Company Board, 45,000 Shares owned by Salsel Corporation Limited, and 18,131,405 Shares owned by Fairford Holdings Limited. The Salah N. Osseiran Trust, a revocable trust of which Mr. Osseiran is the grantor and sole beneficiary, is the sole stockholder of Salsel Corporation Limited and Fairford Holdings Limited. Mr. Osseiran is the managing director of Salsel Corporation Limited, a director of Fairford Holdings Limited. Bengt Dahl, a member of the Company Board, is a director of Fairford Holdings Limited. However, Mr. Dahl does not have, or share, the voting or investment power over the Shares owned by Fairford Holdings Limited.

(2) Represents 188,333 Shares held by Mr. Rao directly, and 1,000 Shares owned by Mr. Rao’s spouse.

Treatment of Company Stock Options, Restricted Stock Units and Warrants

Treatment of Stock Options

The Merger Agreement provides that, by virtue of the Merger, each stock option to purchase Shares (each, a “Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company, the holder of that Stock Option or any other person or entity, canceled, and, in

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exchange therefor, each holder of each such canceled Stock Option shall be entitled to receive, in consideration of the cancellation of such Stock Option and in settlement therefor, a bonus equal to an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law in accordance with the Merger Agreement) equal to (A) the excess, if any, of (1) the Offer Price per Share over (2) the exercise price per Share previously subject to such Stock Option, multiplied by (B) the total number of Shares previously subject to such Stock Option.

The table below reflects the number of vested and unvested Stock Options with exercise prices below the Offer Price (the “In-the-Money Stock Options”) that are held by the Company’s directors and executive officers as of October 18, 2015, and reflects the cash consideration payable to the Company’s directors and executive officers with respect to their In-the-Money Stock Options pursuant to the Merger Agreement, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Stock Options held on October 18, 2015, directors and executive officers of the Company would be entitled to receive a payment of approximately $635,742 in the aggregate for all In-the-Money Stock Options held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares Subject to Vested In- the-Money Stock Options	Cash Consideration for Vested In-the-Money Stock Options	Number of Shares Subject to Unvested In-the-Money Stock Options	Cash Consideration for Unvested In-the-Money Stock Options	Total Cash Consideration for In-the- Money Stock Options

John Birbeck	500,000	$45,000	0	$0	$45,000
Bengt Dahl	150,000	$53,000	0	$0	$53,000
Thomas W. Grein	150,000	$53,000	0	$0	$53,000
Salah N. Osseiran	250,000	$89,250	0	$0	$89,250
Nathan Habegger	420,000	$105,700	0	$0	$105,700
Siddhartha S. Rao	0	$0	0	$0	$0
Michael J. Reinarts	50,000	$26,000	0	$0	$26,000
Manfred Hanuschek	988,660	$263,792	0	$0	$263,792

Treatment of Restricted Stock Units

The Merger Agreement provides that each restricted stock unit (each, an “RSU”) issued by the Company that is outstanding immediately prior to the Effective Time, whether or not then vested, shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company, the holder of that RSU or any other person or entity, canceled, and, in exchange therefor, each holder of each such canceled RSU shall be entitled to receive, in consideration of the cancellation of such RSU and in settlement therefor, a bonus equal to an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law in accordance with the Merger Agreement) equal to (x) the Offer Price per Share subject to such RSU, multiplied by (y) the total number of Shares previously subject to such RSU.

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The table below reflects the number of vested and unvested RSUs held by the directors and executive officers of the Company as of October 18, 2015, and reflects the cash consideration payable to the Company’s directors and executive officers with respect to their RSUs pursuant to the Merger Agreement, rounded to the nearest dollar (without taking into account any applicable withholding taxes). Based on the RSUs held on October 18, 2015, directors and executive officers of the Company would be entitled to receive a payment of approximately $348,366 in the aggregate for all RSUs held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares Underlying Vested RSUs	Cash Consideration for Shares Underlying Vested RSUs	Number of Shares Underlying Unvested RSUs	Cash Consideration for Shares Underlying Unvested RSUs	Total Cash Consideration for Shares Underlying RSUs
John Birbeck	0	$0	100,000	$61,000	$61,000
Bengt Dahl	0	$0	0	$0	$0
Thomas W. Grein	0	$0	100,000	$61,000	$61,000
Nathan Habegger	0	$0	60,308.67	$36,788	$36,788
Manfred Hanuschek	0	$0	127,449.67	$77,744	$77,744
Salah N. Osseiran	0	$0	0	$0	$0
Michael J. Reinarts	0	$0	116,666.67	$71,167	$71,167
Siddhartha S. Rao	0	$0	66,666.67	$40,667	$40,667

Treatment of Warrants

The Merger Agreement provides that, in accordance with the terms of each unexercised warrant to purchase Shares (each, a “Warrant”) that is outstanding immediately prior to the Effective Time, each such Warrant, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company, the holder of that Warrant or any other person or entity, canceled, and, in exchange therefor, each holder of each such canceled Warrant shall be entitled to receive, in consideration of the cancellation of such Warrant and in settlement therefor, a bonus equal to an amount in cash (without interest and subject to any applicable withholding of taxes required by applicable law in accordance with the Merger Agreement) equal to (A) the excess, if any, of (1) the Offer Price per Share over (2) the exercise price per Share previously subject to such Warrant, multiplied by (B) the total number of Shares previously subject to such Warrant.

The table below reflects the number of vested and unvested Warrants with exercise prices below the Offer Price (the “In-the-Money Warrants”) that are held by the Company’s directors and executive officers as of October 18, 2015, and reflects the cash consideration payable to the Company’s directors and executive officers with respect to their In-the-Money Warrants pursuant to the Merger Agreement, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Warrants held on October 18, 2015, directors and executive officers of the Company would be entitled to receive a payment of approximately $355,320 in the aggregate for all In-the-Money Warrants held by such directors and executive officers.

Name of Director or Executive Officer	Number of Shares Subject to Vested In-the- Money Warrants		Cash Consideration for Vested In-the-Money Warrants	Number of Shares Subject to Unvested In-the-Money Warrants	Cash Consideration for Unvested In-the-Money Warrants	Total Cash Consideration for In-the- Money Warrants
Salah N. Osseiran	1,040,170	(1)	$355,320	0	$0	$355,320

(1) Amount includes (i) 620,657 Shares issuable upon the exercise of a Warrant with an exercise price of $0.22 per Share and (ii) 419,495 Shares issuable upon the exercise of a Warrant with an exercise price of $0.34 per Share, each owned by Fairford Holdings Europe AB (formerly Fairford Holdings Scandinavia AB) (“Fairford Europe”). Mr. Osseiran is a director of Fairford Europe. Mr. Bengt Dahl is the chairman of Fairford Europe; however, Mr. Dahl does not have, or share, the voting or investment power over the Shares owned by Fairford Europe

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Director and Officer Indemnification

The Company’s certificate of incorporation, as amended (the “Certificate of Incorporation”), provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that the foregoing will not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s amended bylaws, as amended (the “Bylaws”), provide for indemnification of its directors and officers to the full extent permitted by the DGCL. Section 145 of the DGCL provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

Section 145 of the DGCL provides that a company may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Bylaws provide that the Company shall pay such expenses.

In addition to the indemnification provided under the Certificate of Incorporation and Bylaws, the Company has entered into indemnification agreements with its directors and executive officers (the “Indemnification Agreements”). The Indemnification Agreements generally provide, among other things, for mandatory indemnification of the director or officer (the "Indemnitee") to the fullest extent authorized by the DGCL against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with any proceeding in which the Indemnitee is involved because the Indemnitee is or was a director or officer, as applicable, of the Company, by reason of any action taken by him (or a failure to take action by him) or of any action (or failure to act) on his or her part while acting pursuant to his or her status as a director or officer, as applicable, if the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by the Indemnitee in connection with any proceeding not initiated by the Indemnitee, and the repayment to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company.

The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled under applicable law, the Certificate of Incorporation or the Bylaws, any agreement, a vote of stockholders or disinterested directors, or otherwise.

Pursuant to the terms of the Merger Agreement, for six years after the Effective Time, Parent will provide and recognize all rights to, and fully satisfy, assume and discharge all obligations of (or will cause the Surviving Corporation to provide and recognize all rights to, and fully satisfy, assume and discharge, all obligations of) indemnification of and exculpation from liabilities for acts or omissions

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occurring at or prior to the Effective Time (and advance expenses to) the past and present directors, officers and employees of the Company (each, an “Indemnified Party,” and together, the “Indemnified Parties”) to the same extent such individuals are indemnified as of the date of the Merger Agreement pursuant to the Company’s Certificate of Incorporation, the Bylaws and any indemnification agreements, which include the Indemnification Agreements.

The summary of the indemnification provisions in the Certificate of Incorporation, Bylaws, the Indemnification Agreements and the Merger Agreement is qualified in its entirety by reference to the Certificate of Incorporation, Bylaws, form of Indemnification Agreement for directors, form of Indemnification Agreement for officers, and the Merger Agreement, copies of which are filed as Exhibits (e)(15)-(e)(19), (e)(20), (e)(13), (e)(14) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, the Company Board has adopted a resolution so that the disposition of equity securities of the Company by virtue of the Merger by each officer or director of the Company who is subject to Section 16 of the Exchange Act, will be an exempt transaction thereunder.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Company (acting through the compensation committee of the Company Board) will, prior to the time Purchaser accepts the Shares for payment, take all steps as may be required to cause any agreement, arrangement or understanding entered into by the Company or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4. The Solicitation or Recommendation

(a) Recommendation of the Company Board

At a telephonic meeting of the Company Board held on October 17, 2015, the Company Board unanimously: (i) declared that the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement

Accordingly, and for the other reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer and, to the extent required to consummate the Merger, vote in favor of the adoption of the Merger Agreement.

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(b) Background and Reasons for the Recommendation

Background of the Offer and Merger

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company held many conversations, both by telephone and in person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

As part of the Company’s strategic planning process, the Company Board and members of its management have regularly reviewed and evaluated the Company’s business and operations, product development pipeline and the competitive position of its products, as well as the Company’s overall competitive position and strategic plans and alternatives, all with a goal of enhancing stockholder value. The Company’s business strategy has included efforts to develop new and/or enhance existing products. From time to time, the Company has received inquiries and has engaged in discussions regarding a potential acquisition of the Company with interested third parties. The Company Board and management consistently have considered the value offered to stockholders as well as the risks and uncertainties faced by the Company when assessing the interest of third parties in acquiring the Company.

On March 7, 2013, a proposal was made by Fairford Holdings Limited, Michael J. Reinarts, and John Birbeck (collectively, the “Buying Group”) to purchase all of the outstanding Shares for a cash purchase price of $0.29 per Share (the “Going Private Offer”).

On March 8, 2013, the Company Board established a special committee (the “Special Committee”) to review and advise with respect to the Going Private Offer. The Special Committee engaged its own financial and legal advisors to assist in the consideration of the Going Private Offer.

From March 2013 through December 2013, the Special Committee (with the assistance of its financial and legal advisors) evaluated the Going Private Offer.

In December 2013, after careful consideration with its legal and financial advisors, the Special Committee informed the Buying Group that the Going Private Offer was not acceptable.

On December 30, 2013, the Buying Group increased the purchase price in the Going Private Offer to $0.40 per Share (the “Revised Going Private Offer”).

From January 2014 through June 2014, the Special Committee (with the assistance of its financial and legal advisors) evaluated the Revised Going Private Offer.

On June 14, 2014, after careful consideration with its legal and financial advisors, the Special Committee rejected the Revised Going Private Offer. Upon being informed of the Special Committee’s rejection of the Revised Going Private Offer, the Buying Group informed the Company on June 14, 2014 that it would not be increasing, and formally withdrew, the Revised Going Private Offer. The Special Committee was therefore disbanded.

On December 7, 2014, the Company Board met to review the Company’s strategic and operating plans for 2015.

On January 28, 2015, Messrs. Reinarts and Hanuschek met with representatives of Cherry Tree to discuss the challenges and opportunities facing the Company and the range of strategic alternatives

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available to increase stockholder value, including the risks, benefits, and timing of various alternatives. At this meeting, Cherry Tree presented a proposal to serve as financial advisor to the Company in connection with a process to evaluate potential strategic alternatives, including the sale of the Company.

On March 7, 2015, the Company Board met and discussed the recent interest in the Company from a number of other entities. The Company Board discussed the potential retention of Cherry Tree to measure such interest and to evaluate alternative strategic transactions. The Company Board also discussed its fiduciary duties in the context of evaluating potential acquisition transactions under Delaware law. The Company Board agreed that the engagement of a financial advisor would help it evaluate potential strategic alternatives in an effort to maximize stockholder value.

On March 18, 2015, the Company retained Cherry Tree as the Company’s financial advisor.

On March 18, 2015, Messrs. Reinarts, Hanuschek and Habegger held an organizational meeting with Cherry Tree to develop a strategy for evaluating potential sale transactions. During the balance of March and April, Cherry Tree worked with Company management to develop a list of potential buyers and a confidential offering memorandum to be used in the sale process.

During late April and early May 2015, Cherry Tree held discussions with two parties (which we refer to as “Party A” and “Party B”) that previously expressed interest in acquiring the Company. Neither Party A nor Party B had submitted an offer to acquire the Company prior to the Company’s engagement of Cherry Tree.

On May 1, 2015, Party A, which had executed a confidentiality agreement on January 5, 2015, informed the Company that it was no longer interested in participating in a sale process. Party B, which executed a confidentiality agreement on April 28, 2015, continued to participate in the sale process.

In May and June 2015, Cherry Tree contacted 156 potential strategic and financial buyers in North America, Europe, Asia and Australia, including Parent. Cherry Tree, for the benefit of the Company, negotiated and entered into confidentiality agreements with 71 prospective bidders. Each bidder that entered into a confidentiality agreement received a copy of the confidential offering memorandum. Parent entered into a confidentiality agreement and received a copy of the offering memorandum on May 29, 2015.

On June 13, 2015, the Company Board received an update from Cherry Tree regarding the status of the sale process. The Company Board then discussed potential next steps with respect to discussions with various potential bidders. Based on the Company Board’s instructions, Cherry Tree requested that potential bidders submit initial non-binding indications of interest no later than June 25, 2015.

In June 2015, 71 prospective bidders conducted due diligence investigations of the Company based on materials provided by the Company and discussions with Cherry Tree. Six of such parties participated in diligence meetings with Company management.

From June 25, 2015 through July 5, 2015, the Company received nine non-binding initial indications of interest, including one from Parent. Of these nine non-binding initial indications of interest, four were to acquire the entire Company and five were to acquire one or two of the three operating divisions of the Company. The per Share prices offered in those initial indications of interest for the entire Company ranged from $0.36 to $0.59. Parent’s initial indication of interest, submitted on June 25, 2015, proposed an acquisition price for the entire Company of $0.48 per Share.

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The five indications of interest to acquire one or two of the three operating divisions of the Company ranged from $4 million to $7 million for one operating division of the Company and $8 million to $12 million for two such operating divisions.

On July 10, 2015, Cherry Tree met with Mr. Reinarts, the Chairman of the Company Board, and certain other members of the Company Board to provide an update on the sale process, including the status of discussions with interested bidders.

Following July 10, 2015:

•	Party B, which had submitted an initial indication of interest to acquire only two of the Company’s three operating divisions at a purchase price of $8 million, amended its indication of interest to acquire the entire Company at a purchase price of $0.59 per Share.

•	Cherry Tree informed a party (which we refer to herein as “Party C”), which had submitted an initial indication of interest in acquiring the entire Company at a purchase price ranging from $0.51 to $0.59 per Share, that it would need to be, at a minimum, at the high end of such range and potentially increase its offer if it wanted to continue in the process. Party C subsequently decided not to continue its participation in the sale process.

•	a party (which we refer to herein as “Party D”), which had submitted an initial indication of interest in acquiring the entire Company at a purchase price ranging from $0.36 to $0.42 per Share, amended its indication of interest to acquire only two of the Company’s three operating divisions at a purchase price ranging from $10 million to $12 million.

On July 14, 2015, in an effort to be granted exclusivity, Parent increased its initial indication of interest from $0.48 to $0.54 per Share. The Company declined to grant Parent exclusivity, but informed Parent that it would be included in the next phase of the sale process with two other bidders, Party B and a party (which we refer to herein as “Party E”), which had submitted an initial indication of interest in acquiring the entire Company at a purchase price ranging from $0.49 to $0.58 per Share.

In late July and August, the Company provided additional due diligence information through the online data room and conducted additional management meetings with the three finalists. After the management meetings, and upon the Company’s instructions, Cherry Tree held multiple discussions with the three final bidders encouraging each of them to raise its bid price.

On August 25, 2015, Cherry Tree met with Mr. Reinarts and certain other members of the Company Board to provide an update on the status of discussions with interested bidders, including a financial analysis of the latest bids. At such time, Parent’s bid was $0.54 per Share, Party B’s bid was $0.59 per Share and Party E’s bid was $0.56 per Share. Party B’s bid included a financing contingency.

Between August 25, 2015 and August 31, 2015, upon instruction from the Company, Cherry Tree contacted each of the final three bidders and requested “final and best” offers for the entire Company. On August 31, 2015, the Company had received final bids from all three bidders. Parent had increased its bid during such period and was the highest bid at $0.61 per Share. Party B and Party E elected to not increase their previous bids of $0.59 and $0.56 per Share, respectively.

On August 31, 2015, the Company Board convened a special telephonic meeting, which was attended by representatives of the Company’s management and legal and financial advisors. At the meeting, Cherry

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Tree summarized the third-party solicitation process that had been conducted on behalf of the Company since March 18, 2015, and informed the Company Board that three parties, Parent, Party B and Party E were in discussions with the Company regarding a potential acquisition of the entire Company. During this discussion, the Company Board considered, with the assistance of the Company’s management and advisors, various strategic alternatives available to the Company, including the trajectory of the Company as a standalone, independent business, and certain financial matters relating to the Company. During the meeting, a representative of the Company’s outside legal counsel, Duane Morris LLP (“Duane Morris”), reviewed with the Company Board its fiduciary duties in the context of evaluating potential acquisition transactions under Delaware law. The Company Board then reviewed and discussed each of the final three bidders latest proposals, including the financing contingency in Party B’s bid. Cherry Tree indicated its belief that Parent was unlikely to further improve its latest bid. The Company Board discussed each bid and how best to proceed. The Company Board concluded that it was in the best interests of the stockholders to pursue a sale of the entire Company rather than the other strategic alternatives it considered over the past several years, including a partial sale of the Company and continuing to operate the Company as a standalone, independent business. This decision was based upon, among others, the execution risk of the various alternatives and, also with respect to partial sales, the estimated tax costs of selling the Company in multiple asset sales and the proposed purchase prices for the operating divisions. In addition, the Company Board determined to inform Party B and Party E that their bids had been surpassed by another bidder and that the Company was pursuing a letter of intent with that party unless the other two bidders improved their respective offers.

On August 31, 2015, the Company received a letter of intent from Parent that was set to expire later that day (the “Letter of Intent”). The Letter of Intent was non-binding, other than with respect to the exclusivity provisions.

Between August 31, 2015 and September 3, 2015, upon instruction from the Company, Cherry Tree contacted Party B and Party E and informed each such party that their bids had been surpassed by another bidder and that the Company was pursuing a letter of intent with that party unless Party B or Party E (as applicable) improved its offer. Party B and Party E again elected to not increase their previous bids of $0.59 and $0.56 per Share, respectively.

On September 2, 2015, upon instruction from the Company, Duane Morris provided comments to the Letter of Intent, including limiting the exclusivity period to October 1, 2015, reducing the proposed break-up fee and providing for a more favorable definition of a “superior proposal.”

On September 3, 2013, the Company Board convened a special meeting, which was attended by representatives of the Company’s management and legal and financial advisors, to receive an update and to discuss further the potential acquisition of the Company. At the meeting, Cherry Tree updated the Company Board on the status of negotiations since the Board had last met on August 31, 2015. Cherry Tree informed the Company Board that Party B and Party E again elected to not increase their previous bids of $0.59 and $0.56 per Share, respectively, and, accordingly, Parent had the highest bid. During the meeting, a representative of Duane Morris reviewed with the Company Board the material terms of the most recent draft of the Letter of Intent, including the exclusivity provisions and other deal protection matters proposed by Parent, and its fiduciary duties in the context of evaluating potential acquisition transactions under Delaware law, including the transaction proposed in the Letter of Intent. The Company Board discussed the Letter of Intent. Following this discussion, the Company Board approved entering into the Letter of Intent with Parent, consistent with the material terms and conditions of the Letter of Intent provided to the Company Board. On September 3, the Company’s closing stock price was $0.25.

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Between September 3, 2015 and September 9, 2015, the Company and Parent further negotiated the Letter of Intent.

On September 9, 2015, the Company and Parent entered into the Letter of Intent, which provided for exclusivity through October 19, 2015 and contained the more favorable (from the Company’s perspective) definition of “superior proposal.” The Company made subsequently available to representatives of Parent additional information in an online data room containing financial, operating, intellectual property, employment, legal and other information concerning the Company and its business, and representatives of Parent commenced Parent’s confirmatory due diligence process. From the signing of the Letter of Intent to the signing of the Merger Agreement, representatives of the Company and Parent met on numerous occasions to continue to facilitate the completion of Parent’s due diligence process. These meetings included in-person and telephonic diligence sessions and discussions with the Company’s management, including discussions regarding the sales, marketing, technology and operations of the Company.

On September 26, 2015, Cherry Tree delivered an initial draft of the Merger Agreement to Parent for its review. Parent proceeded to review.

On October 2, 2015, Parent delivered a mark-up of the Merger Agreement to Duane Morris for its review. Duane Morris proceeded to review the mark-up of the Merger Agreement and summarized key issues for the Company’s management, including with respect to closing conditions, circumstances under which the Company Board could change its recommendation to Company stockholders regarding the proposed transaction, the conditions under which the Merger Agreement could be terminated and other terms addressing certainty of consummating the transactions contemplated by the Merger Agreement.

On October 3, 2015, the Company Board at a regular meeting, attended by representatives of the Company’s management and legal and financial advisors, reviewed the status of negotiations with Parent. A representative of Duane Morris updated the Company Board on Parent’s most recent draft of the Merger Agreement and summarized key issues for the Company Board, including with respect to closing conditions, circumstances under which the Company Board could change its recommendation to Company stockholders regarding the proposed transaction, and the conditions under which the Merger Agreement could be terminated. A representative of Duane Morris then reviewed the fiduciary duties of the Company Board with respect to the evaluation of the proposed transaction and the terms of the Merger Agreement summarized for the Company Board. Cherry Tree also discussed with the Company Board on a preliminary basis financial aspects of Parent’s proposal. Following discussion, during which the Company Board provided guidance to Duane Morris regarding certain terms of a Merger Agreement, the Company Board directed representatives of Duane Morris to continue to negotiate the terms of a Merger Agreement with Parent’s legal counsel.

On October 6, 2015, Duane Morris delivered a revised draft of the Merger Agreement to Parent, which reflected the guidance of the Company Board on certain material terms, including the structure of the transaction as a tender offer, the cash condition at signing, circumstances under which the Company Board could change its recommendation to Company stockholders regarding the proposed transaction, the conditions under which the Merger Agreement could be terminated, and other terms addressing certainty of consummating the transactions contemplated by the Merger Agreement.

On October 8, 2015, representatives of Duane Morris and Parent discussed the applicability of certain provisions of the DGCL to the transactions and negotiated the terms and conditions of the Merger Agreement, including, among others, certain of the Company’s representations and warranties, the

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calculation of the cash on hand that the Company would be required to have upon signing the Merger Agreement, certain of the Company’s fiduciary outs and the various closing conditions of Parent and Purchaser contained in the Merger Agreement.

On October 9, 2015, Duane Morris sent the current draft of the Merger Agreement to the Company Board.

On October 12, 2015, Duane Morris delivered a draft form of the Support Agreement to Parent, which was proposed to be entered into by certain directors and officers of Company. If the Merger Agreement is terminated for any reason, including as a result of the Company Board exercising its fiduciary out, the Support Agreements automatically terminate.

On October 14, 2015, Parent delivered a revised draft of the Merger Agreement to Duane Morris for its review. Duane Morris proceeded to review the mark-up of the Merger Agreement and summarized key issues for the Company’s management, including with respect to closing conditions, circumstances under which the Company Board could change its recommendation to Company stockholders regarding the proposed transaction, and the conditions under which the Merger Agreement could be terminated, and other terms addressing certainty of consummating the transactions contemplated by the Merger Agreement.

On October 16, 2015, representatives of Duane Morris and Parent negotiated the terms and conditions of the Merger Agreement, including, among others, the cash condition at signing, circumstances under which the Company Board could change its recommendation to Company stockholders regarding the proposed transaction, the conditions under which the Merger Agreement could be terminated, and other terms addressing certainty of consummating the transactions contemplated by the Merger Agreement.

On October 16, 2015, the Company Board convened a special telephonic meeting attended by representatives of the Company’s management and legal and financial advisors. At the meeting, a representative of Duane Morris provided a detailed review of the terms of the revised draft Merger Agreement, including the material open points and a summary of the material changes since the last draft received by the Board. A representative of Duane Morris then provided a summary of the transactions, the timetable, the Merger Agreement and the Support Agreements. A representative of Duane Morris then reviewed the fiduciary duties of the Company Board with respect to the evaluation of the proposed transactions and the terms of the Merger Agreement summarized for the Company Board. The Company Board provided guidance to Duane Morris with respect to the material open points and instructed them to negotiate the resolution of such points with Parent following the Company Board meeting. Cherry Tree informed the Company Board that, following resolution of the open points, it would be prepared to provide its financial analysis. The meeting was adjourned and scheduled to reconvene the following day.

During the period between October 16, 2015 to October 18, 2015, Duane Morris and Parent continued to negotiate and exchange revised drafts of the Merger Agreement.

On October 17, 2015, the Company Board reconvened its meeting. Representatives of Duane Morris reported to the Company Board that all open points had been resolved in accordance with its instructions. Cherry Tree then reviewed with the Company Board its financial analysis of the proposed $0.61 per Share cash consideration and delivered an oral opinion, confirmed by delivery of a written opinion dated October 17, 2015, to the Company Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the per Share consideration of $0.61 in cash proposed to be

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paid to such holders pursuant to the Merger Agreement was fair from a financial point of view to such holders.

Following discussion, and taking into consideration the factors described below under “Item 4. The Solicitation or Recommendation — (b) Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation,” the Company Board unanimously: (i) declared that the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement.

On October 18, 2015, the Company and Parent executed the definitive Merger Agreement and all of the Company’s directors and Mr. Habegger entered into the Support Agreements.

On the morning of October 19, 2015, before the opening of quotation on the OTC Bulletin Board, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the Offer and the Merger contemplated by the Merger Agreement.

Reasons for the Company Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company’s management, as well as Cherry Tree and Duane Morris. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its unanimous determination and recommendation:

•	Premium to Market Price. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Company Board noted that the $0.61 price to be paid for each Share represented a premium of 76.5% over the Company’s closing price on October 15, 2015, 83.1% over the Company’s 30-day volume-weighted average price, and 64.3% over the Company’s one-year volume-weighted average price.
•	Stock Volume and Coverage. The Company Board noted the relative lack of trading volume for, and analyst coverage of, the Shares.
•	Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.
•	The Company’s Business and Financial Condition and Prospects. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the Shares (which is not feasible to quantify numerically). In this regard, the Company Board discussed the challenges and risks that the Company has faced, and would likely continue to face, if it remained a standalone, independent business, including competition from much larger firms possessing greater financial resources and offerings, recruiting and retention of qualified personnel, changing customer demands and

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pricing pressures, execution risks involved with the implementation of management’s key objectives for the Company, the additional costs and burdens involved with being a micro-cap public company, and general market risks.

•	Review of Strategic Alternatives. The Company Board reviewed (i) the possible alternatives to the Offer and the Merger, and considered Cherry Tree’s contact of market participants, the results of which yielded the best offer proposed by Parent, and (ii) the perceived risks and benefits of any such alternatives, including the timing and the likelihood of consummating any such alternative. Additionally, the Company Board took into consideration the Special Committee’s rejection of the Revised Going Private Offer by the Buying Group and the Special Committee’s evaluation of the Company’s value, business and operations in connection with its consideration of the Revised Going Private Offer. Based on this review and consideration, the Company Board believed Parent’s offer of $0.61 per Share represented the best prospect for maximizing stockholder value.
•	Third-Party Solicitation Process. The competitive bidding process involving a large number of potential acquirers and the arm’s-length negotiations with Parent, which led the Company Board to believe that the offer represented the highest price reasonably attainable for the Company’s stockholders.
•	Negotiations with Parent. The course of negotiations between the Company and Parent, which resulted in an increase from $0.48 to $0.61 in the price per Share offered by Parent.
•	Likelihood of Completion. The belief of the Company Board that the Offer and the Merger likely will be completed, based on, among other things, the absence of a financing condition, Parent's representation that it has sufficient funds to pay the aggregate Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, each of which the Company Board believes will be satisfied in a timely manner, and Parent's prior experience in completing acquisitions of other companies.
•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Cherry Tree, dated October 17, 2015, to the Company Board as to the fairness, from a financial point of view and as of such date, of the $0.61 per Share cash consideration to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under “Item 4. The Solicitation or Recommendation — (d) Opinion of the Company’s Financial Advisor.” Cherry Tree’s opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares pursuant to the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.
•	Timing of Completion. The Company Board considered the anticipated timing of the consummation of the Transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow holders of Shares to receive the Offer Price in a relatively short time frame, followed by the Merger in which holders of Shares (other than Shares held in the Company’s treasury and Shares accepted by Purchaser in the Offer) will receive the same consideration as received by those holders of Shares who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.
•	The Merger Agreement. The Company Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect,” the ability of the Company under certain

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circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement), the ability of the Company Board in certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a Superior Proposal, and the Company’s right to terminate the Merger Agreement in order to accept a Superior Proposal and enter into a definitive agreement with respect to such Superior Proposal, the termination rights of the parties and the $800,000 termination fee payable by the Company under certain circumstances, which the Company Board believed, after discussion with the Company’s advisors, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a definitive agreement for a Superior Proposal.

•	Conditions to the Consummation of the Merger; Likelihood of Closing the Short-Form Merger. The Company Board considered the strong likelihood of the consummation of the “short-form” merger contemplated by the Merger Agreement after the acceptance for payment of the Shares tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction.
•	Support Agreements. The Company Board considered that stockholders holding the Minimum Condition (as defined in “Item 8. Additional Information — Top-Up Option”) would commit to tender their Shares in the Offer and support the Transactions contemplated by the Merger Agreement and that each of these Support Agreements would terminate if the Merger Agreement was terminated in accordance with its terms, including termination by the Company Board to accept a Superior Proposal.
•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights under the DGCL in connection with the Merger for holders of Shares who do not tender their shares in the Offer (and otherwise comply with the statutory requirements of the DGCL).

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors concerning the Offer, Merger and Merger Agreement, which included:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction would prevent the holders of Shares from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.
•	Taxable Consideration. The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Shares.
•	Effects of Failure to Complete the Transaction. There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing, among other potential negative effects on the Company if the Offer is not completed.
•	Potential Conflicts of Interest. The Company Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more

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fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d) Arrangements between the Company and its Executive Officers and Directors.”

•	Termination Fee and Expense Reimbursement. The Merger Agreement provides for a termination fee of $800,000 that would become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal.
•	No Solicitation. The Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Company Board to furnish information and engage in discussions following receipt of an unsolicited offer that the Company Board determines is or would reasonably be expected to lead to a Superior Proposal.
•	No Stockholder Vote. The fact that if the Offer is consummated, the Company’s remaining stockholders who are unaffiliated with Parent or Purchaser will not have a meaningful opportunity to vote because, following completion of the offer, Parent will control at least a majority of the Company’s outstanding shares, meaning that Parent will control the votes required to approve the merger and may be able to consummate the merger without a stockholder vote if Parent or Purchaser, with or without the Top-Up Option, owns more than 90% of the Company’s outstanding shares.

The Company Board believes that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks concerning the Offer and the Merger.

The information and factors described above are intended to be an illustrative and not an exhaustive list of the information and factors that the Company Board considered, and include the material reasons and factors considered. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and the Company Board’s determination and recommendation were made after evaluating the whole of the information available to the directors and factors considered by them. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Company Board were aware of the interests of executive officers and directors of the Company as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d) Arrangements between the Company and its Executive Officers and Directors.”

(c) Intent to Tender

As of October 18, 2015, the directors and executive officers of the Company, as a group, held of record or beneficially 22,425,164 Shares (excluding any Shares deliverable upon the exercise of any Stock Options, and any Warrants, or upon the vesting of RSUs), representing approximately 75% of the then-outstanding Shares. After reasonable inquiry and to its best knowledge, the Company understands that each director and executive officer (except for Mr. Hanuschek) of the Company who holds Shares of record or beneficially owns Shares currently intends to tender all such Shares in the Offer. Mr. Hanuschek has indicated that he does not intend to tender the 146,372 Shares he owns in the Offer or Shares (if any) acquired by Mr. Hanuschek pursuant to any Stock Options and RSUs prior to the Effective Time. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any Shares deliverable upon the exercise of any Stock Options and Warrants or the vesting of RSUs. No subsidiaries of the Company own any Shares.

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As an inducement to the Company’s, Purchaser’s and Parent’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into a Support Agreement with each Support Agreement Stockholder. The Support Agreement Stockholders owned an aggregate of 22,278,792 Shares representing approximately 75% of the outstanding Shares on October 18, 2015, the date of the Merger Agreement. The Support Agreement Stockholders also hold Stock Options, RSUs and Warrants to acquire 1,520,000 Shares, 443,643 Shares and 1,040,170 Shares, respectively. Under the terms of the Support Agreements, any Shares received by the Support Agreement Stockholders upon the exercise of Stock Options and Warrants, or vesting of RSUs, are subject to the provisions of the Support Agreements.

Each Support Agreement Stockholder has agreed that, unless their respective Support Agreement is terminated as described below, (i) the Support Agreement Stockholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer (or in the case of any Shares directly or indirectly acquired subsequent to such tenth business day, no later than two business days after such acquisition) and (ii) the Support Agreement Stockholder will not withdraw any of the Support Agreement Stockholder’s Shares tendered in the Offer.

Each Support Agreement Stockholder has also agreed that unless their respective Support Agreement is terminated as described below, they will not, prior to such termination: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of their Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; or (v) take any other action, other than in such Support Agreement Stockholder’s capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of such Support Agreement Stockholder’s obligations under their respective Support Agreement or the transactions contemplated thereby. Notwithstanding the foregoing, the Support Agreement Stockholder may make (i) transfers of Shares by will or by operation of law or other transfers to immediate family members, trusts for the benefit of the Support Agreement Stockholder, any immediate family member of the Support Agreement Stockholder, charity or other transfers for estate planning purposes, or upon the death of the Support Agreement Stockholder, in which case any such transferee shall agree in writing to be bound by the applicable Support Agreement prior to the consummation of any such transfer; (ii) with respect to any Stock Options or Warrants, transfers of Shares to the Company (A) in payment of the exercise price applicable to such Stock Options or Warrants or (B) in order to satisfy required withholding taxes applicable upon the exercise of such Stock Options or Warrants, (iii) with respect to any RSUs, transfers of Shares to the Company in order to satisfy required withholding taxes applicable upon the vesting of such RSUs, and (iv) other transfers of Shares as Parent may otherwise agree in writing in its sole discretion.

Unless the applicable Support Agreement is terminated, each Support Agreement Stockholder irrevocably granted to, and appointed, Parent and any designee of Parent, the Support Agreement Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Support Agreement Stockholder, to vote their Shares, or to grant a consent or approval in respect of their Shares, in connection with any meeting of the stockholders of the Company or any action by written consent in lieu of a meeting of stockholders of the Company (i) in favor of the Merger or any other transaction pursuant to which Parent or the Purchaser proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which stockholders of the Company would receive

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consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company. Further, unless the applicable Support Agreement is terminated, the Support Agreement Stockholders agreed to vote their Shares as instructed by Parent in writing, if for any reason the proxy granted by each in the Support Agreements is not irrevocable.

Each Support Agreement Stockholder also agreed that it will not, and will cause each of their respective affiliates and representatives to not directly or indirectly, (i) solicit, initiate or intentionally encourage (including by way of providing information) the submission or announcement of any inquiries, proposals or offers that constitute a Takeover Proposal (as defined in the Merger Agreement), (ii) participate or engage in any discussions or negotiations with any person or entity with respect to a Takeover Proposal, (iii) otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, proposals, offers, discussions or negotiations or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to a Takeover Proposal or enter into any contract or agreement in principle requiring such Support Agreement Stockholder to abandon, terminate or fail to consummate the transactions contemplated by the Support Agreement; provided, however, that a Support Agreement Stockholder is not precluded from acting in its capacity as an officer or director of the Company, if applicable, or taking any action in such capacity (including at the direction of the Company Board), but only in either such case as and to the extent permitted by the Merger Agreement. Each Support Agreement Stockholder agreed to, and to cause their respective affiliates and representatives to, immediately cease participating in any solicitation, discussion or negotiation with any person or entity (other than Parent and Purchaser) with respect to any actual or potential merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company. Each Support Agreement Stockholder also agreed to, as promptly as practicable, notify Parent in the event that the Support Agreement Stockholders or any of their respective affiliates or representatives receives any Takeover Proposal within twenty-four hours after such receipt.

The Support Agreements terminate upon the earliest to occur of (i) termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) an Adverse Recommendation Change (as defined in the Merger Agreement) in accordance with the Merger Agreement; (iv) the date of any amendment to the Merger Agreement that changes any terms of the Offer or the Merger without the prior written consent of the Support Agreement Stockholder that (A) reduces the Offer Price or the consideration payable in the Merger, or (B) changes the form of consideration payable in the Offer or the Merger; (v) the termination of the Offer or the Expiration Date (as defined in the Merger Agreement) shall have occurred, in each case, without acceptance for payment of the Shares pursuant to the Offer; and (vi) the mutual written consent of Parent and the Support Agreement Stockholder.

This summary of the Support Agreements is qualified in its entirety by reference to the full text of the form of Support Agreement entered into by the Support Agreement Stockholders, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

(d) Opinion of the Company’s Financial Advisor

The Company retained Cherry Tree to provide it with financial advisory services in connection with the Transactions and an opinion as to the fairness to holders of the Shares of the consideration to be received

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by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of the Company Board on October 17, 2015, Cherry Tree rendered its verbal opinion to the Company Board to the effect that, as of October 17, 2015 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the per Share consideration of $0.61 in cash proposed to be paid to such holders pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Cherry Tree, dated as of October 17, 2015, is attached hereto as Annex I. The opinion sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Cherry Tree in rendering its opinion. The Company encourages you to read the opinion carefully and in its entirety. Cherry Tree’s opinion is directed to the Company Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of the Shares pursuant to the Transactions as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of the Shares should tender their Shares in the Offer or how any holder of the Shares should vote at any stockholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Cherry Tree set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Cherry Tree, among other things:

•	reviewed the financial terms of a draft dated October 17, 2015 of the Merger Agreement;
•	reviewed certain publicly available financial and business information about the Company;
•	reviewed certain information furnished by the Company’s management, including financial projections and analyses, relating to the business, operations and prospects of the Company;
•	held discussions with members of senior management of the Company concerning the Company’s historical and current operations and financial condition, the prospects of the Company, and characteristics and trends in the markets that the Company serves;
•	reviewed the Share trading price history for the Shares and compared it to the Offer Price and the implied premium represented thereby and to the premiums paid for selected merger transactions;
•	performed a discounted cash flows analysis for the Company on a stand-alone basis;
•	compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that Cherry Tree deemed appropriate;
•	compared the financial performance of the Company with that of certain other publicly traded companies deemed by them to be comparable to the Company;
•	held discussions and negotiations with representatives of the Company; and
•	conducted such other financial studies, analyses and investigations as Cherry Tree deemed appropriate.

In Cherry Tree’s review and analysis and in rendering its opinion, Cherry Tree assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Cherry Tree or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Cherry Tree. In its review, Cherry Tree relied on assurances of the management of the Company that the information provided was prepared on a reasonable basis in accordance with industry practice and that they were not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading.

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Cherry Tree assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them. Without limiting the generality of the foregoing, for the purpose of its opinion, Cherry Tree assumed that the Company was not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Transactions. Cherry Tree did not obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company or concerning the solvency or appraised or fair value of the Company, nor did Cherry Tree conduct a physical inspection of any of the properties or facilities of, the Company. Cherry Tree was not furnished with any such evaluation or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals. Cherry Tree expressed no opinion regarding the liquidation value of the Company. The analyses Cherry Tree performed in connection with the opinion were going concern analyses of the Company. Cherry Tree was not requested to opine, and no opinion was rendered, as to whether any analyses of the Company, other than as a going concern, are appropriate in the circumstances and, accordingly, Cherry Tree performed no such analyses.

With respect to the financial forecasts provided to and examined by Cherry Tree, Cherry Tree’s opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Cherry Tree, however, and Cherry Tree assumed, that such financial forecasts were reasonably prepared on bases reflecting the best current available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Cherry Tree expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Cherry Tree’s opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Cherry Tree expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Cherry Tree’s opinion of which Cherry Tree became aware after the date of its opinion.

Cherry Tree made no independent investigation of any legal or accounting matters affecting the Company, and Cherry Tree assumed the correctness in all respects material to Cherry Tree’s analysis of all legal and accounting advice given to the Company and the Company Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Cherry Tree did not take into account any tax consequences of the transaction to any holder of the Shares. In rendering its opinion, Cherry Tree assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it, that the representations and warranties contained in the Merger Agreement were true and correct (as modified by any schedule to the Merger Agreement), that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the Transactions would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. Cherry Tree also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transactions.

Cherry Tree’s opinion was furnished pursuant to its engagement letter, dated March 18, 2015 (the “Engagement Agreement”), and was for the use and benefit of the Company Board in its consideration of the Transactions, and Cherry Tree’s opinion did not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company

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to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. Cherry Tree’s opinion addresses solely the fairness, from a financial point of view, to holders of Shares of the consideration and did not address any other terms or agreements relating to the Transactions. Cherry Tree’s opinion did not constitute a recommendation as to whether any holder of the Shares should tender such Shares pursuant to the Offer or how any holder of the Shares should vote on the Merger or any matter relating thereto. In addition, Cherry Tree was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors, or other constituencies of the Company, other than holders of the Shares. Cherry Tree expressed no opinion as to the price at which the Shares will trade at any time. Cherry Tree did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the consideration to be received by holders of the Shares. Cherry Tree’s opinion was authorized by a Fairness Committee of Cherry Tree.

In preparing its opinion, Cherry Tree performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Cherry Tree believes that its analysis must be considered as a whole. Considering any portion of Cherry Tree’s analyses or the factors considered by Cherry Tree, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Cherry Tree’s opinion. In addition, Cherry Tree may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Cherry Tree’s view of the Company’s actual value. Accordingly, the conclusions reached by Cherry Tree are based on all analyses and factors taken as a whole and also on the application of Cherry Tree’s own experience and judgment.

In performing its analyses, Cherry Tree made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Cherry Tree’s control. The analyses performed by Cherry Tree are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of the Shares do not purport to be appraisals or to reflect the prices at which the Shares may actually be sold. The analyses performed were prepared solely as part of Cherry Tree’s analysis of the fairness, from a financial point of view, of Offer Price to be received by holders of the Shares in cash pursuant to the Transactions, and were provided to the Company Board in connection with the delivery of Cherry Tree’s opinion.

The following is a summary of the material financial and comparative analyses performed by Cherry Tree in connection with Cherry Tree’s delivery of its opinion and that were presented to the Company Board on October 17, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Cherry Tree’s financial analyses, the tables must be read together with the rest of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Cherry Tree’s financial analyses.

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Transaction Overview

Based upon the approximately 37 million Shares, RSUs, Warrants and Stock Options that were outstanding as of October 17, 2015 on a fully diluted basis, Cherry Tree noted that the consideration of $0.61 per Share implied an equity value of approximately $22.5 million. Net of approximately $4.2 million of cash (including cash equivalents and proceeds from the exercise of Stock Options) that is estimated to be on the balance sheet as of November 15, 2015 (excluding transaction-related expenses), Cherry Tree noted that the consideration of $0.61 per Share implied an enterprise value of approximately $18.4 million. The Company also expects to incur approximately $1.1 million of transaction-related expenses which will potentially decrease the Company’s cash and cash equivalents and increase the enterprise value to $19.5 million. Cherry Tree also noted that the consideration of $0.61 per Share represented a premium of:

•	76.5% over the closing price per Share on October 15, 2015 of $0.346,
•	83.1% over the volume-weighted average trading price per Share during the 30-day period ending October 15, 2015,
•	64.3% over the volume-weighted average trading price per Share during the 1-year period ending October 15, 2015, and
•	154.2% over the closing price per Share on August 25, 2015 of $0.24, which was the lowest closing price of the Shares during the 52-week period ending October 15, 2015.

Comparable Public Company Analysis

Cherry Tree reviewed financial and stock market information of the Company and certain publicly traded companies that Cherry Tree deemed relevant. The companies with respect to which Cherry Tree performed its analysis (the “CTI Selected Comparable Companies”) are listed below:

•	BroadSoft, Inc.
•	CounterPath Corporation
•	Evolving Systems Inc.
•	JCurve Solutions Limited
•	MER Telemanagement Solutions Ltd.
•	MIND C.T.I., Ltd.
•	Tangoe, Inc.
•	Tecnotree Oyj
•	WidePoint Corp.

Using publicly available information and information provided by the company’s management, Cherry Tree analyzed the trading multiples of the Company and the corresponding trading multiples of the CTI Selected Comparable Companies. In its analysis, Cherry Tree derived and compared multiples for the Company and the CTI Selected Comparable Companies, calculated as follows:

•	the enterprise value divided by revenue for the latest 12 months, or LTM, which is referred to below as “Enterprise Value/LTM Revenue” and
•	the enterprise value divided by earnings before interest, taxes, depreciation and non-software development amortization, or Adjusted EBITDA, for the latest 12 months, or LTM, which is referred to below as “Enterprise Value/LTM Adjusted EBITDA.”

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The analysis indicated the following:

Comparable Public Company Multiples

Percentiles
Benchmark	25th	50th	75th
Enterprise Value/LTM Revenue	0.6x	1.2x	1.8x
Enterprise Value/LTM Adjusted EBITDA	3.7x	7.7x	31.0x

Using an Enterprise Value/LTM Revenue reference range of 0.6x to 1.2x the Company’s LTM Revenue, derived from the lower multiple of the 25th percentile of the CTI Selected Comparable Companies and the higher multiple of the median of the CTI Selected Comparable Companies, Cherry Tree included a control premium and determined an implied enterprise value of the Company, then added estimated cash and cash equivalents, to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $0.41 to $0.75 using Enterprise Value/LTM Revenue, compared to the consideration of $0.61 per Share.

Using an Enterprise Value/LTM Adjusted EBITDA reference range of 3.7x to 7.7x the Company’s LTM Adjusted EBITDA, derived from the lower multiple of the 25th percentile of the CTI Selected Comparable Companies and the higher multiple of the median of the CTI Selected Comparable Companies, Cherry Tree included a control premium and determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $0.34 to $0.61 using Enterprise Value/LTM Adjusted EBITDA, compared to the consideration of $0.61 per Share.

No company utilized in the comparable company analysis is identical to the Company. In evaluating the selected companies, Cherry Tree made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Cherry Tree’s control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data. Because the Company’s historical financial and operational performance more closely resembled the performance of the lower half of the Comparable Companies, Cherry Tree determined that the appropriate range of multiples for use in this analysis was the 25th percentile to the 50th percentile.

Comparable Transactions Analysis

Using publicly available information and other information, Cherry Tree examined the following 15 transactions involving companies that were announced since April 1, 2010. The transactions considered and the month and year each transaction was announced were as follows:

Date Announced	Acquirer	Target
April 2010	Enghouse Systems Limited	Mettoni Limited
September 2010	CSG Systems International	Intec Telecom Systems
December 2010	PAETEC Software	Formula Telecom Solutions
June 2011	Amdocs Limited	Bridgewater Systems Corporation
December 2011	Tangoe, Inc.	ProfitLine, Inc.
January 2012	WidePoint Solutions	Avalon Global Solutions
January 2012	CITIC Capital Partners	AsiaInfo-Linkage
May 2012	WeDo Consulting Sistemas de Informao S.A.	Connectiv Solutions
May 2012	Enghouse Systems Limited	Zeacom Limited
July 2012	CSG Systems International	Ascade AB
June 2013	Hubspoke Holdings	Veramark Technologies
August 2014	Enghouse Systems Limited	Jinny Software Ltd.
March 2015	Enghouse Systems Limited	CDRator A/S
April 2015	Amdocs Limited	Comverse Inc., Business- Support Systems Assets
May 2015	Hansen Technologies Ltd.	Telebilling A/S

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Using publicly available estimates and other information for each of these transactions, Cherry Tree reviewed the enterprise value as a multiple of the target company’s latest 12 months, or LTM, revenue and EBITDA preceding announcement of the transaction, which are referred to below as “Enterprise Value/LTM Revenue” and “Enterprise Value/LTM EBITDA,” respectively.

This analysis indicated the following:

Comparable Transactions Multiples

Percentiles
Benchmark	25th	50th	75th
Enterprise Value/LTM Revenue	1.0x	1.2x	1.4x
Enterprise Value/LTM EBITDA	6.1x	8.7x	12.1x

Using an Enterprise Value/LTM Revenue reference range of 1.0x to 1.2x the Company’s LTM Revenue, derived from the lower multiple of the 25th percentile of the comparable transactions involving companies and the higher multiple of the median of the comparable transactions involving companies, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $0.61 to $0.68 using Enterprise Value/LTM Revenue, compared to the consideration of $0.61 per Share.

Using an Enterprise Value/EBITDA reference range of 6.1x to 8.7x the Company’s LTM EBITDA, derived from the lower multiple of the 25th percentile of the comparable transactions and the higher multiple of the median of the comparable transactions, Cherry Tree determined an implied enterprise value of the Company, then added estimated cash and cash equivalents to determine an implied equity value. This analysis indicated a range of implied value per Share of approximately $0.46 to $0.62 using Enterprise Value/LTM EBITDA, compared to the consideration of $0.61 per Share.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the Transactions. In evaluating the Transactions, Cherry Tree made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Cherry Tree’s control. Mathematical analysis, such as determining the mean or the median, is not in itself a meaningful method of using comparable transaction data. Similar to the comparable companies analysis, the Company’s historical financial and operational performance led Cherry Tree to use the 25th percentile to the 50th percentile of multiples for the comparable transaction analysis.

Discounted Cash Flow Analysis

Cherry Tree performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the time period ending December 31, 2020 using Company management’s financial projections, discount rates ranging from 22.1% to 24.5%, and perpetual growth rates of free cash flow after November 2020 ranging from 2% to 4%. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied value per Share of approximately $0.48 to $0.52, compared to the consideration of $0.61 per Share.

Cherry Tree also performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2020 using Company management’s financial projections, discount rates ranging from 22.1% to 24.5%, and EBITDA exit

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multiples ranging from 5.0x to 7.0x. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied value per Share of approximately $0.60 to $0.69, compared to the consideration of $0.61 per Share.

In addition, Cherry Tree performed a discounted cash flow analysis to estimate the present value of the free cash flows of CTI through the fiscal year ending December 31, 2020 using Company management’s financial projections, discount rates ranging from 22.1% to 24.5%, and revenue exit multiples ranging from 0.75x to 1.25x. To determine the implied total equity value for the Company, Cherry Tree added estimated cash and cash equivalents to the implied enterprise value for the Company. This analysis indicated a range of implied value per Share of approximately $0.54 to $0.65, compared to the consideration of $0.61 per Share.

Premiums Paid Analysis

Using publicly available information, Cherry Tree analyzed the premiums offered in merger and acquisition transactions with a public company trading on certain stock exchanges, announced over the past three years.

For each of these transactions, Cherry Tree calculated the premium represented by the offer price over the target company’s closing share price one day, one week and one month prior to the transaction’s announcement. This analysis indicated the following median premiums for those time periods prior to announcement:

Transactions Considered	1 Month Prior
Technology Transactions	32.1%
Transactions with Targets’ Implied Equity Value Less than $100 Million	41.5%

Using the median one-month prior premium of technology transactions and the median of transactions less than $100 million, Cherry Tree performed a premiums paid analysis using the closing prices per Share for the period one month prior to October 16, 2015. This analysis indicated a range of implied value per Share of approximately $0.44 to $0.47, compared to the consideration of $0.61 per Share.

General

Cherry Tree’s opinion was one of many factors taken into consideration by the Company Board in making its determination to approve the Transactions and should not be considered determinative of the views of the Company Board or management with respect to the Transactions or the consideration. The consideration payable in the Transactions was determined through negotiations between the Company and Parent and was approved by the Company Board. Cherry Tree was not requested to, and it did not, recommend the specific consideration payable in the Transactions or that any given consideration constituted the only appropriate consideration for the Transactions.

Cherry Tree was selected by the Company Board based on Cherry Tree’s qualifications, expertise and reputation. Cherry Tree, as part of its investment banking business, is regularly engaged in valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements, financial restructurings and other transactions.

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Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to the Engagement Agreement, Cherry Tree acted as the Company’s exclusive financial advisor in connection with the Offer and the Merger. Cherry Tree will receive an estimated fee of approximately $700,000 from the Company, all of which, except for the fairness opinion fee discussed below, is contingent upon the consummation of the Offer and the Merger. Upon delivery of its written fairness opinion, Cherry Tree became entitled to receive a non-refundable fee of $150,000 from the Company. Cherry Tree’s fairness opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Cherry Tree’s opinion, and was included in the $700,000 fee for financial advisory services described above. Cherry Tree also received a monthly retainer of $15,000 since March 18, 2015. The Company has agreed to indemnify Cherry Tree against certain liabilities and reimburse Cherry Tree for certain expenses in connection with its services. The Company Board was aware of the financial interest involved with Cherry Tree’s engagement before approving the Merger Agreement.

Cherry Tree may also, in the future, seek to provide investment banking and financial advisory services to the Company, Parent or entities that are affiliated with the Company or Parent, for which Cherry Tree would expect to receive compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Company stockholders concerning the Offer and the Merger.

Item 6. Interest in Securities of the Subject Company

Manfred Hanuschek, the President and Chief Executive Officer of the Company, exercised a Stock Option on October 11, 2015 (the date of such Stock Option’s expiration in accordance with its terms) pursuant to the Company’s stock option plan by purchasing 100,000 Shares at an exercise price of $0.39 per Share. During the 60 days prior to the date of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except that certain stockholders and each of the Company’s directors and executive officers (except for Mr. Hanuschek) in his capacity as a stockholder of the Company, entered into the Support Agreements with Parent and Purchaser, as described under “Item 4. The Solicitation or Recommendation — (c) Intent to Tender” above.

During the 60 days prior to the date of this Schedule 14D-9, no Stock Options, Warrants, RSUs or other equity awards were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the 60 days prior to the date of this Schedule 14D-9, the Company has issued Shares in the ordinary course to holders, other than the Company’s executive officers and directors, of vested RSUs or vested Stock Options upon the vesting of such RSUs or the exercise by the holders of such Stock Options, as applicable.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as described or referred to in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or

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any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described or referred to in this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of a corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. The Company has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Support Agreements and the transactions contemplated under the Merger Agreement and the Support Agreements from Section 203 of the DGCL.

The Company is not aware of other any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 of the DGCL will not be converted into the right to receive consideration payable in the Merger. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price. Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price.

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The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. Notwithstanding anything to the contrary contained in the Merger Agreement, each of Parent, Purchaser and the Company have acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option, the Top-Up Option Shares or any cash or promissory note delivered by Purchaser to the Company as payment for any Top-Up Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Appraisal rights cannot be exercised at this time. A separate notice of appraisal rights will be sent to stockholders entitled to demand appraisal rights following the consummation of the Offer. However, the obligations of the Company with respect to notifying stockholders of their appraisal rights will depend on how the Merger is effectuated. First, if a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to such stockholder meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time of the Merger, the Company, as the surviving corporation of the Merger, will then be required to send a notice that the Merger has become effective to each stockholder who both (i) delivered to the Company a demand for appraisal prior to the vote with respect to the Merger, and (ii) did not vote in favor of the Merger. Second, if the Merger is consummated pursuant to Section 253 of the DGCL (i.e., without a meeting of the Company’s stockholders to approve the Merger), the Company, as the surviving corporation of the Merger, will then be required to send a notice within 10 days after the Effective Time of the Merger to each stockholder of record on the effective date of the Merger. Such notice of appraisal rights will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. The information set forth above is for informational purposes only with respect to alternatives available to holders of Shares if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult with such holder’s legal counsel. Holders of Shares who tender Shares in the Offer will not be entitled to appraisal rights in connection with the Merger with respect to such Shares.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted Purchaser an option (the “Top-Up Option”) to purchase, subject to satisfaction of the Minimum Condition (as defined below), at a price per Share equal to the Offer Price the number of newly issued Shares from the Company (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of such exercise, constitutes one Share more than the Short-Form Threshold (including Shares issuable upon the conversion, exercise or exchange of any then-outstanding Warrants, Stock Options, RSUs, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, the Shares, whether or not then convertible, exchangeable or exercisable). Purchaser may only exercise the Top-Up Option, in whole but not in part, at such time the Purchaser together with the Shares then directly or indirectly held by Parent represent at least 67% of all of the outstanding Shares (the “Minimum Condition”).

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Additionally, the number of Top-Up Shares cannot exceed the Shares authorized and unissued or held in the treasury at the time of the exercise of the Top-Up Option (giving effect to Shares reserved for issuance under any then outstanding Stock Options, Warrants, RSUs and any other securities convertible into Shares, including convertible debt securities then outstanding, as if such Shares were outstanding). The aggregate purchase price for the Top-Up Shares may be paid by Purchaser or Parent in whole or in part in cash and by executing and delivering to the Company an unsecured promissory note having a principal amount equal to the balance of the aggregate purchase price for the Top-Up Shares, provided that an amount equal to at least the par value of the Top-Up Shares will be paid in cash. Any promissory note will be on terms acceptable to the Company, which terms will include: (i) the principal amount and accrued interest under the promissory note shall be payable upon the earlier of demand by the Company and the first anniversary of the date of execution and delivery of such promissory note; (ii) the unpaid principal amount of the promissory note shall bear simple interest at a rate of five percent (5%) per annum; (iii) the promissory note shall be full recourse against Parent and Purchaser, as applicable; (iv) the promissory note may be prepaid at any time without premium or penalty or prior notice; (v) the unpaid principal amount and accrued interest under the promissory note shall immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of ten (10) days or (y) Parent or Purchaser files or has filed against it any petition under bankruptcy or insolvency Laws or makes a general assignment for the benefit of creditors.

After consummation of the Offer, the Company would be a majority-owned subsidiary of Purchaser and Purchaser would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option. Thus, the Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting the Merger to occur pursuant to Section 253 of the DGCL without any vote of the Company’s stockholders or any required filings associated with the utilization of written consents in lieu of a meeting of stockholders.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger; Short-Form Merger

The Company Board has approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Under Section 253 of the DGCL, if Parent, Purchaser and their respective affiliates acquire the Short-Form Threshold (including through the exercise of the Top-Up Option described above), Purchaser will be able to effect the Merger as soon as reasonably practicable following the consummation of the Offer without the vote or written consent of the Company’s stockholders. If Parent, Purchaser and their respective affiliates do not own the number of outstanding Shares following the Offer equal to the Short-Form Threshold and, as a result, the requirements of Section 253 of the DGCL have not been satisfied, then the Company will, in accordance with the terms of the Merger Agreement, call and give notice of a special meeting of Company stockholders to adopt the Merger Agreement. Purchaser will have sufficient votes to adopt the Merger Agreement at such meeting of stockholders without the need for any other Company stockholders to vote in favor of such adoption.

Other Foreign Jurisdictions

The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger. Parent and the Company do not believe that any foreign filings or notifications are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it

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is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation.

Information Regarding Golden Parachute Compensation

Background

Pursuant to Item 402(t) of Regulation S-K, the Company is required to provide information about any agreement or understanding, whether written or unwritten, between each of the Company’s named executive officers and the Company or the Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to Transactions contemplated by the Merger Agreement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this Schedule 14D-9 such term is used to describe the compensation payable to the Company’s named executive officers as it relates to Transactions contemplated by the Merger Agreement.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of the Hanuschek Employment Agreement and, accordingly, Manfred Hanuschek may become entitled to receive certain payments and benefits.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer is consummated on November 3, 2015, (ii) the Company or Mr. Hanuschek will provide notice of termination within 60 days following the consummation of the Offer to be effective on the date that is 60 days after the consummation of the Offer (a “Hanuschek Termination Event”) and (iii) Mr. Hanuschek will elect to receive the lump sum cash stipend equal to group medical, optical and dental benefits for a twelve month period rather than the continuation payments required under COBRA for such period, as applicable to Mr. Hanuschek. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. For additional details regarding the terms of the payments quantified below and other terms of the named executive officer’s employment agreements (including non-competition, non-solicitation and confidentiality obligations), see “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d) Arrangements between the Company and its Executive Officers and Directors.”

In addition, per the Merger Agreement, all outstanding In-the-Money Stock Options and all RSUs will be canceled at the Effective Time, and, in exchange therefor, each holder of each such canceled In-the-Money Stock Option and each canceled RSU shall be entitled to receive, in consideration of the cancellation of such In-the-Money Stock Option and canceled RSU and in settlement therefor, an amount in cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d) Arrangements between the Company and its Executive Officers and Directors— Treatment of Company Stock Options, Restricted Stock Units and Warrants.”

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Name	Cash Payments		Equity (2)	Perquisites/Benefits	Total
John Birbeck*	—		$106,000	—	$106,000

Manfred Hanuschek	$431,455	(1)	$341,563	$15,900	$788,918

*Mr. Birbeck resigned as an employee of the Company effective December 31, 2014 and does not currently have any employment arrangement with the Company.

(1) This amount represents the “double trigger” cash severance amounts payable upon Mr. Hanuschek’s termination for any reason by the Surviving Corporation or Mr. Hanuschek within 60 days following the closing of the Offer, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (d) Arrangements between the Company and its Executive Officers and Directors.”

(2) These amounts represent “single-trigger” cash payments in exchange for the cancellation of Stock Options and RSUs at the Effective Time, without regard to whether or not the named executive officer’s employment is terminated.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking” statements. Forward-looking statements discuss matters that are not historical facts. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or board of directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using such words as “anticipate”, “believe”, “estimate”, “could”, “should”, “would”, “seek”, “plan”, “expect”, “may”, “predict”, “project”, “intend”, “potential”, “continue”, or similar expressions. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many stockholders will tender Shares in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; and the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, and other business partners; and other risks and the other factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9, except that the Company will amend this Schedule 14D-9 and promptly disseminate revised information in the event that the existing disclosure materially changes. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

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Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Enghouse Systems Limited and New Acquisitions Corporation filed with the SEC on November 3, 2015).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Enghouse Systems Limited and New Acquisitions Corporation filed with the SEC on November 3, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of Enghouse Systems Limited and New Acquisitions Corporation filed with the SEC on November 3, 2015).

(a)(2)*	Letter from Manfred Hanuschek, President and Chief Executive Officer of CTI Group (Holdings) Inc., to the Stockholders of CTI Group (Holdings) Inc. dated November 4, 2015.

(a)(5)(A)	Opinion of Cherry Tree & Associates, LLC to the Board of Directors of CTI Group (Holdings) Inc. dated October 17, 2015 (attached as Annex I hereto).

(a)(5)(B)	Joint Press Release issued by CTI Group (Holdings) Inc. and Enghouse Systems Limited, dated October 19, 2015, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on October 19, 2015).

(a)(5)(C)	Email from Manfred Hanuschek, President and Chief Executive Officer of CTI Group (Holdings) Inc., to the employees of CTI Group (Holdings) Inc. dated October 19, 2015 (incorporated by reference to the letter filed under the cover of Schedule 14D-9C filed by CTI Group (Holdings) Inc. with the SEC on October 19, 2015).

(a)(5)(D)	Form of email to the customers of CTI Group (Holdings) Inc. (incorporated by reference to the letter filed under the cover of Schedule 14D-9C filed by CTI Group (Holdings) Inc. with the SEC on October 19, 2015).

(e)(1)	Agreement and Plan of Merger, dated October 18, 2015, by and among Enghouse Systems Limited, New Acquisitions Corporation, and CTI Group (Holdings) Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on October 19, 2015).

(e)(2)	Confidentiality Agreement dated as of May 29, 2015, by and between Enghouse Systems Limited and Cherry Tree & Associates, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Enghouse Systems Limited and New Acquisitions Corporation filed with the SEC on November 3, 2015).

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Exhibit No.	Description

(e)(3)	Form of Support Agreement, dated as of October 18, 2015, between Enghouse Systems Limited, New Acquisitions Corporation and the stockholders signatory thereto. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on October 19, 2015).

(e)(4)	Employment Agreement, dated as of June 1, 2015, by and between CTI Group (Holdings) Inc. and Manfred Hanuschek (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on June 5, 2015).

(e)(5)	Amended and Restated Stock Option and Restricted Stock Plan (incorporated by reference to Appendix II to the Definitive Proxy Statement on Schedule 14A filed by CTI Group (Holdings) Inc. with the SEC on May 6, 2002).

(e)(6)	CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference to Appendix III to the Definitive Proxy Statement on Schedule 14A filed by CTI Group (Holdings) Inc. with SEC on November 23, 2005).

(e)(7)	Amendment No. 1 to the CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on April 4, 2014).

(e)(8)	CTI Group (Holdings) Inc. 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on April 7, 2015).

(e)(9)	Form of Incentive Stock Option Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on February 3, 2006).

(e)(10)	Form of Nonqualified Stock Option Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by CTI Group (Holdings) with the SEC on February 3, 2006).

(e)(11)	Form of Stock Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on February 3, 2006).

(e)(12)	Form of Restricted Stock Units Award Agreement under CTI Group (Holdings) Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.2 of CTI Group (Holdings) Inc.’s Current Report on Form 8-K filed with the Commission on April 4, 2014).

(e)(13)	Form of Director Indemnification Agreement between CTI Group (Holdings) Inc. and each of its directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on July 16, 2013).

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Exhibit No.	Description

(e)(14)	Form of Officer Indemnification Agreement between CTI Group (Holdings) Inc. and each of its officers (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on July 16, 2013).

(e)(15)	Certificate of Incorporation (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by CTI Group (Holdings) Inc. with the SEC on February 19, 1988).

(e)(16)	Certificate of Amendment of the Certificate of Incorporation (incorporated by reference to the Quarterly Report on Form 10-Q filed by CTI Group (Holdings) Inc. with the Securities and Exchange Commission on February 15, 1991).

(e)(17)	Certificate of Amendment of the Certificate of Incorporation dated November 16, 1995 (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-KSB filed by CTI Group (Holdings) Inc. with the SEC on March 30, 2004).

(e)(18)	Certificate of Amendment of the Certificate of Incorporation dated November 3, 1999 (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-KSB filed by CTI Group (Holdings) Inc. with the SEC on March 30, 2004).

(e)(19)	Amendment to the Certificate of Incorporation (incorporated by reference to Exhibit 3.1(i) to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on May 8, 2001).

(e)(20)	Amended Bylaws adopted July 15, 2004 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-QSB filed by CTI Group (Holdings) Inc. with the SEC on August 16, 2004).

(e)(21)	Letter Agreement, dated October 30, 2015, by and among CTI Group (Holdings) Inc., Enghouse Systems Limited and Nathan Habegger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CTI Group (Holdings) Inc. with the SEC on November 3, 2015).

*	Filed herewith

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2015

CTI GROUP (HOLDINGS) INC.

By:	/s/ MANFRED HANUSCHEK
Manfred Hanuschek,
Chief Executive Officer and President

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ANNEX I

October 17, 2015

Board of Directors

CTI Group (Holdings) Inc.

333 North Alabama Street, Suite 240

Indianapolis, IN 46204

Members of the Board of Directors,

We understand that CTI Group (Holdings) Inc. (the “Company”), Enghouse Systems Limited (“Parent”) and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub would commence a tender offer (the “Tender Offer”) to purchase all issued and outstanding shares of the common stock, par value $0.01 per share, of the Company (“Common Stock”) at a price of $0.61 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) following consummation of the Tender Offer, Merger Sub would merge with and into the Company, with the Company surviving the merger (the “Merger”) as a wholly owned subsidiary of Parent. Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock that are owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or the Company immediately prior to the effective time of the Merger, all of which shares will be cancelled, or as to which dissenters’ rights have been properly exercised), would be converted into the right to receive the Consideration. The Tender Offer and the Merger are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

In connection with your consideration of the Transaction, you have requested our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms of a draft dated October 15, 2015 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and business information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial projections and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the Company’s historical and current operations and financial condition, the prospects of the Company, and characteristics and trends in the markets that the Company serves;

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(v)	reviewed the share trading price history for the Common Stock and compared it to the Consideration and the implied premium represented thereby and to the premiums paid for selected merger transactions;

(vi)	performed a discounted cash flows analysis for the Company on a stand-alone basis;

(vii)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed appropriate;

(viii)	compared the financial performance of the Company with that of certain other publicly traded companies deemed by us to be comparable to the Company;

(ix)	held discussions and negotiations with representatives of the Company and Parent; and

(x)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that the information provided has been prepared on a reasonable basis in accordance with industry practice and that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company is not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Transaction.

In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company or concerning the solvency or appraised or fair value of the Company, nor did we conduct a physical inspection of any of the properties or facilities of the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals. We express no opinion regarding the liquidation value of the Company. The analyses we performed in connection with this opinion were going concern analyses of the Company. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of the Company, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the

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Transaction to any holder of Common Stock. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us, that the representations and warranties contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that the Transaction will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplate benefits of the Transaction.

This opinion is furnished pursuant to our engagement letter executed on March 18, 2015. It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the Transaction contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion addresses solely the fairness, from a financial point of view, to holders of Common Stock of the Consideration and does not address any other terms or agreements relating to the Transaction. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by a Fairness Committee of Cherry Tree & Associates, LLC.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. In addition, we may seek, in the future, to provide financial advisory services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of shares of Common Stock pursuant to the Merger Agreement (other than shares subject to dissenters’ rights and shares to be cancelled pursuant to the Merger Agreement, as referenced in the first paragraph of this opinion) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CHERRY TREE & ASSOCIATES, LLC

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ANNEX II

Section 262 of the Delaware General Corporation Law — Rights of Appraisal

§ 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

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(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20

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days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

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(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding,

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including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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